October 3, 2019

Avi Katz
Chief Executive Officer
GigCapital, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

       Re: GigCapital, Inc.
           Proxy Materials on Schedule PRER14A
           Filed on September 24, 2019
           File no. 001-38320

Dear Dr. Katz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

       Unless we note otherwise, our references to prior comments are to comments in our letter dated August 22, 2019.

Amendment No. 1 to Schedule 14A filed September 24, 2019

Questions and Answers About the Proposals for Stockholders, page 10

1. Include an additional Q&A discussing the purpose of the tender offer and how the price to be offered to the public shareholders will compare to that being paid to Greenhaven.
Pro Forma Condensed Combined Financial Statements, page 89

2. We note your response to our prior comments 8 and 10 and your amended disclosure on page 90. With respect to Note (2) and (3) on page 94, please expand your disclosure to:

           include a schedule showing the calculation of the total consideration and address whether the calculation reflects an adjustment based on the closing Kaleyra Group
 Avi Katz
FirstName LastNameAvi Katz
GigCapital, Inc.
Comapany 2019
October 3, NameGigCapital, Inc.
Page 2
October 3, 2019 Page 2
FirstName LastName
              net debt as of June 30, 2019;
              address whether the business combination under the respective redemption range meets the fair market value requirement;
              describe in detail the respective pro forma adjustments related to the allocation of total consideration under each scenario;
              reflect the issuance of 8,565,619 shares and 10,130,619 shares of common stock under each scenario;
              provide a schedule describing the change of your respective equity accounts under each scenario, i.e change of common stock and additional paid in capital based on the number of shares issued, shares redeemed, shares converted, etc.; and
              explain the reason that shares subject to redemption reclassified to equity on page 99 were different from the shares transferred to permanent equity in Notes (2) and (3).
              For example, with respect to Note (3), it is not clear why 8,776 thousand of common stock was transferred to the permanent equity, while you indicated on page 99 that
              1.518 thousand of shares subject to redemption were reclassified to equity.
3. We note your response to our prior comment 9 and the revised disclosure on page 92.
         Please revise Notes (1) and (2) on page 94 to include the contingent consideration as part of the total considerations under both scenario 1 and 2, as required by paragraphs 5 and 6 of ASC 805-30-25, and also describe the nature of the underlying contingencies in the notes.
4. We note your response to our comment 11 and the amended disclosure on page 91. You indicate that any of the 14,375,000 public rights could be converted into shares of common stock. Please expand and describe how the possible conversion impact the balance sheet and the earning per share calculation. Also, based on page F-15 and page F-
         39, it appears that the currently outstanding warrants to purchase up to 11,154,942 shares of common stock were related to the 14,375,000 public rights issued in years 2017 and
         2018. If so, tell us whether the Right Tender Offer impact the terms of the warrants.
5. We note your response to our comment 14 and the amended Note (2) on pages 96 and 98.
         These costs appear to be non-recurring charges related to the transaction and should be reflected in the pro forma balance sheet as pro forma adjustments to retained earnings.
         Please revise accordingly. In addition, tell us whether you recognized transaction costs in connection with the business combination in the historical income statements. If so, such costs should be eliminated from pro forma income statements. Refer to Rule 11-02(b)(5)
         of Regulation S-X.
Comparative Share Information, page 99

6. We note your response to our comment 6 and your revised disclosure. Please provide the share exchange ratio in the comparative per share data in accordance with Item 14(10) of
         Schedule 14A. Please also provide all disclosures required including a table designed to facilitate comparison, historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company for: book
 Avi Katz
GigCapital, Inc.
October 3, 2019
Page 3
      value per share as of the date financial data is presented; cash dividends declared per share for the periods for which financial data is presented; and Income (loss) per share from continuing operations for the periods for which financial data is presented.
Information About Kaleyra, page 199

7. We note your response to our prior comment 19. Please quantify your presence in these additional countries.
Annex B, page B-1

8. We note that Amendment No. 1 to the stock purchase agreement includes a clause restricting the forum available for claims arising under the agreement. Please tell us whether the provision applies to Securities Act or Exchange Act claims. GIGCAPITAL, Inc. Condensed Financial Statements for Period Ended June 30, 2019
Note 2. Summary of Significant Accounting Policies, page F-37

9.    Please expand the description of Common Stock Subject to Possible
Redemption to
      clarify that in no event will you redeem shares in excess of an amount that would violate your Current Charter to have net tangible assets of less than $5,000,001, as disclosed in the Letter to Stockholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Larry Spirgel, Office Chief, at (202) 551-3810 with any other questions.



                                                            Sincerely,
FirstName LastNameAvi Katz
                                                            Division of
Corporation Finance
Comapany NameGigCapital, Inc.
                                                            Office of Real
Estate & Construction
October 3, 2019 Page 3
cc:       Jeffrey C. Selman
FirstName LastName